UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-40613

Commission File Number

(Check One)	:	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

StoneBridge Acquisition Corporation

Full Name of Registrant

N/A

Former Name if Applicable

One World Trade Center

Suite 8500

Address of Principal Executive Office (Street and Number)

New York, NY 10007

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Quarterly Report on Form 10-Q for the period ended June 30, 2021 (the “Form 10-Q”) of Stonebridge Acquisition Corporation, a Cayman Islands exempted company (the “Company”), could not be filed within the prescribed time period without unreasonable effort or expense due to delays in compiling information required to be included in the Form 10-Q. The Company is working diligently to complete the Form 10-Q as soon as possible and expects to file such report within five calendar days hereof.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bhargava Marepally	(847)	274-1891
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, statements regarding the Company’s intent to restate certain historical financial statements and the timing of the restatement and the Company’s statements regarding its anticipated results of operations for the quarterly period ended June 30, 2021. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation the completion of the Company’s quarterly review procedures, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

StoneBridge Acquisition Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 30, 2021	By:	/s/ Bhargava Marepally
Bhargava Marepally, Chief Executive Officer and Director